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                              August 18, 2020

       James D. DeVries
       President and Chief Executive Officer
       ADT Inc.
       1501 Yamato Road
       Boca Raton, FL 33431

                                                        Re: ADT Inc.
                                                            Preliminary
Schedule 14C
                                                            Filed on August 6,
2020
                                                            File No. 001-38352

       Dear Mr. DeVries:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary 14C filed on August 6, 2020

       Notice of Action by Written Consent of the Holders of the Majority Voting Power of the
       Company's Common Stock , page 1

   1. We note your statement here that your new charter, "provides that the U.S. federal district courts shall, to the
fullest extent permitted by law, be the sole and exclusive forum for any claims arising under
the Securities Act of 1933, as amended (the    Securities Act   )."
                                                        Please disclose whether
this provision applies to actions arising under the Exchange Act.
                                                        In this regard, we note
that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all
suits brought to enforce any duty or liability created by the Exchange
                                                        Act or the rules and
regulations thereunder. If the provision does not apply to claims arising under the
Exchange Act, please revise the charter to clearly state that this is the case, or provide
reasonable assurance that you will make future investors aware of the
                                                        provision   s limited
applicability (for example, by including such disclosure in your future
                                                        Exchange Act reports).
 James D. DeVries
ADT Inc.
August 18, 2020
Page 2
Increase in Shares Authorized for Issuance , page 10

2. It appears that this proposal is in connection with the consummation of your acquisition of Cell Bounce. As such, it appears that you are required to provide the information required by Items 11, 13 and 14 of Schedule 14A. Please refer to Note A of Schedule
         14A, which requires the disclosure required by Items 11, 13 and 14 because shareholder approval of an increase in shares authorized for issuance is related to an acquisition.
         Please revise or advise us why you do not need to provide this information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222
with any questions.



FirstName LastNameJames D. DeVries                            Sincerely,
Comapany NameADT Inc.
                                                              Division of
Corporation Finance
August 18, 2020 Page 2                                        Office of Trade &
Services
FirstName LastName